VIA EDGAR

February 15, 2008

Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305

Re:	Oshkosh Corporation (the “Company”, formerly known as “Oshkosh Truck Corporation”) Form 10-K for the Year Ended September 30, 2007 Commission File No. 1-31371

Dear Mr. Fay:

In your comment letter dated February 1, 2008, you have asked the Company to provide supplemental information so that you may better understand certain disclosures included in the Company’s fiscal 2007 Form 10-K and in certain instances have requested changes to disclosure in future filings. We have provided our responses to your comments below. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Consolidated Balance Sheets, page 47

SEC Comment

1.	Please identify for us the primary reasons accounts receivable increased from a pro forma amount of $763.5 at September 30, 2006 to $1,076.2 at September 30, 2007. (We also note that days sales outstanding in accounts receivable increased from approximately 44 days at September 30, 2006 (based on 4th quarter pro forma revenue) to 55 days at September 30, 2007 (based on 4th quarter actual revenue)). While we see your reference on page 32 to the start-up or conclusion of large defense contracts and the timing of receipts of individually large performance-based payments from the DoD, as factors that may have contributed to the increase, these reasons appear to be a generalization. Please also provide enhanced disclosures in future filings, where appropriate.

Company Response

Supplementally, the Company advises the staff that approximately 77% of the increase in accounts receivable at September 30, 2007 compared to the pro forma amount at September 30, 2006 related to the acquisition of JLG Industries, Inc. (JLG). As noted in the first paragraph of the Financial Condition section of the Company’s 2007 Annual Report on Form 10-K, “the acquisition of JLG has resulted in increases in trade accounts receivable, inventory and trade accounts payable as JLG’s cash cycle is longer than the Company’s historical operations.” Further, the Company advises the staff that approximately 19% of the increase in accounts receivable relates to the Company’s defense segment. As noted in the first paragraph of the Financial Condition section of the Company’s 2007 Annual Report on Form 10-K, the Company’s accounts receivable fluctuate based upon “the timing of receipt of individually large performance-based payments from the DoD.”

Supplementally, we advise the staff that days sales outstanding (DSO) on non-access equipment accounts receivable were 38 days at September 30, 2007 compared to 32 days at September 30, 2006, with the increase generally due to an increase in receivables in the defense segment for the reason previously mentioned.

Access equipment segment DSO were 75 days at September 30, 2007 compared to 70 days at July 31, 2006 in the pre-acquisition results of JLG (calculated based upon the pro-forma financial statements included in the Form 8-K/A that the Company filed on February 21, 2007). An increase in sales outside of the U.S. was the primary factor which caused the increase in access equipment segment DSO as of September 30, 2007. Access equipment sales outside of the U.S. increased by approximately 50% in the quarter ended September 30, 2007 as compared to the prior year pre-acquisition quarter ended July 31, 2006. Sales outside of the U.S. carry longer average payment terms than those in the U.S.

The Company will include enhanced disclosure of significant fluctuations in accounts in future filings, where appropriate.

Note 3: Acquisitions, page 56, Fiscal 2007 Acquisition

SEC Comment

2.	Your discussion on page 13 of your Business section discusses a backlog of $854.1 million resulting from the acquisition of JLG Industries, Inc. Please explain to us why you did not recognize production backlog as an intangible asset apart from goodwill pursuant to paragraphs 39, A14.b, and A19 of SFAS 141. Please also refer to EITF 2-17 for further guidance.

Company Response

Supplementally, we advise the staff that the Company engaged a third-party valuation firm to perform an appraisal to assist management in identifying and valuing intangible assets acquired in the JLG acquisition. Consideration was given to all of the examples of intangible assets that meet the criteria for recognition apart from goodwill as noted in paragraph A14 of SFAS 141 when the Company performed its allocation of the purchase price. We combined the acquired backlog with the related customer relationship asset for purposes of valuation of intangible assets in connection with the JLG acquisition. With respect to the combined backlog and customer relationship asset, we based our analysis on a projection of future cash flows expected to be derived from the acquired backlog and customer relationships and discounted the resulting cash flow stream to present value. As a result of this process, we have allocated $512.2 million to the customer relationship intangible asset, which includes acquired backlog.

We considered the fact that the customer contract and the related customer relationship may represent two distinct intangible assets as noted in paragraph 11 of EITF 02-17. We considered the pattern in which the economic benefits of these two assets would benefit the Company in determining the useful life of the combined asset.

SEC Comment

3.	Please tell us why you did not recognize the 20-year licensing agreement with Caterpillar as an intangible asset apart from goodwill pursuant to paragraphs 39, A14.d, and A23 of SFAS 141. We note that the agreement was entered into by JLG Industries in October 2005, prior to the date of acquisition.

Company Response

The Company considered all of the examples of intangible assets that meet the criteria for recognition apart from goodwill as noted in paragraph A14 of SFAS 141 in its allocation of the purchase price of JLG. We have included the cash flows associated with the 20-year licensing agreement with Caterpillar in our identification and valuation of the identified intangible assets. In connection with this process, the Company engaged a third-party valuation firm to perform an appraisal to assist management in identifying and quantifying the intangible assets acquired. With respect to the Caterpillar licensing agreement asset, we based our analysis on projections of future cash flows expected to be derived from the acquired intangible assets and discounted the resulting cash flow stream to present value. While we do not separately disclose any individual customer intangibles, we supplementally advise the staff that the value attributed to the separate Caterpillar licensing agreement was in excess of the historical JLG net book value of $45.1 million for these assets. The majority of the value is included within the $512.2 million allocated to the overall customer relationship intangible asset.

Note 20: Business Segment Information, page 79

SEC Comment

4.	Please briefly explain to us how you have considered the requirement to disclose the amount of revenue attributable to each product or service or each group of similar products and services, pursuant to paragraph 37 of SFAS 131. For example, it would appear beneficial to disclose the amount of revenue attributable to (i) aerial work platforms and (ii) telehandlers with regard to your Access Equipment segment and (i) concrete mixer vehicles and (ii) refuse collection vehicles with regard to your Commercial segment.

Company Response

In accordance with paragraph 37 of SFAS 131, the Company regularly reviews revenues for material products or groups of products in order to assess whether or not separate disclosure is required. In conjunction with that review, the Company has determined that all products within their respective operating segments share similar characteristics and that our disclosures are consistent with the objectives of paragraph 37 of SFAS 131.

Specifically, in the Company’s assessment of products and services in its access equipment segment, it is the Company’s judgment that telehandlers and aerial work platforms clearly form a group of similar products, due to the similarities in their content, application, functionality and customers. While the Company acknowledges that certain products may have slight differences in the timing of their overall product cycle, all products in the segment are affected by construction activity in the relative regions in which they operate. The products within the access equipment segment are all products which enable the positioning of workers and/or materials at elevated heights in a safe and efficient manner. The primary customers for these products are companies which rent equipment to end users. End users are predominantly construction contractors utilizing the equipment at construction job sites. The products are manufactured within the same manufacturing plants utilizing similar processes and often have identical critical components. Based on these factors, the Company believes that its current disclosures pursuant to paragraph 37 of SFAS 131 are appropriate and adequate.

The Company has historically concluded that the economic characteristics of refuse collection vehicles and concrete placement products in its commercial segment were sufficiently similar and did not warrant separate disclosures. For example, the manner in which the Company manufactures, markets and distributes the equipment is similar. The Company manufactures and distributes the products in common facilities. The products are primarily made of steel, hydraulic cylinders, and electrical and other hydraulic components that are mounted on commercial chassis. Further, sales of these products have historically fluctuated in a consistent manner despite varying economic conditions. The recent divergence in sales volumes that the Company currently is experiencing in these markets is in part due to market share gains in the refuse collection vehicle market and recent consolidation of the customer base in the concrete placement market. We believe that these temporary factors will subside and the Company’s sales fluctuations will converge back to historical trends. Based on these factors, the Company believes that its current disclosures pursuant to paragraph 37 of SFAS 131 are appropriate and adequate.

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Immediately prior to receipt of your comment letter we filed our Form 10-Q for the quarter ended December 31, 2007. We would expect to incorporate any changes in future disclosures starting in our Form 10-Q for the quarter ending March 31, 2008, following satisfactory resolution of your comments. Should you like to discuss this matter further, please call me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President,
Chief Financial Officer and Treasurer
Oshkosh Corporation

cc:	Ms. Theresa Messinese, U.S. Securities and Exchange Commission
Mr. Harvey N. Medvin, Chairman of Audit Committee of Oshkosh Corporation
Mr. Robert G. Bohn, Chairman and Chief Executive Officer, Oshkosh Corporation
Mr. Charles L. Szews, President and Chief Operating Officer, Oshkosh Corporation
Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller,
Oshkosh Corporation